May 7, 2014

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief

 Jennifer Monick, Senior Staff Accountant

Re:	DDR Corp.

Form 10-K for year ended December 31, 2013

Filed on February 28, 2014

File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 24, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), filed February 28, 2014.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the year ended December 31, 2013

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2. Investments in and Advances to Joint Ventures, page F-17

1.	We note you have fully reserved certain amounts receivable from joint ventures. Please tell us how you accounted for these reserved amounts. Your response should address if you accounted for these reserved amounts as capital transactions in accordance with paragraph 2 of ASC 470-50-40.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

The amount reflected as Notes and accrued interest payable to the Company in the condensed combined balance sheet of its unconsolidated joint ventures in the Notes to the Consolidated Financial Statements of the Company was $127.7 million at December 31, 2013. Of that amount, $125.0 million consisted of a mezzanine construction loan (the “Mezzanine Loan”) provided by the Company to a joint venture entity, Coventry II DDR Bloomfield LLC (the “Bloomfield Joint Venture”), in which the Company owns a minority equity interest. The Mezzanine Loan was comprised of $58.1 million in principal and $66.9 million in accrued interest at December 31, 2013. As disclosed in Footnote 2 of the Notes to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (see page F-26), the Company reserved the full amount of the then outstanding Mezzanine Loan of $66.9 million, which included $8.8 million in accrued interest. Although the Mezzanine Loan continues to accrue interest expense on the books of the Bloomfield Joint Venture, it was determined to be nonperforming and the Company ceased recording interest income in 2009.

The Mezzanine Loan was originally advanced to the Bloomfield Joint Venture through a series of draws, primarily in 2008, to fund construction of a development project in Bloomfield Hills, Michigan (the “Project”). The Project was secured by a senior loan (“Senior Land Loan”) with a third-party lender, the proceeds of which were used to acquire the land for the Project. The Company and its partner (the “JV Partner”) both provided partial payment guaranties to the senior lender on a 20% and 80% basis, respectively. The Mezzanine Loan is subordinate to the Senior Land Loan. In the fourth quarter of 2008, the Mezzanine Loan proceeds were exhausted and the Bloomfield Joint Venture did not have sufficient funds for the continued development of the Project. As a result, construction was suspended. In February 2009, the senior lender sent the Bloomfield Joint Venture a formal notice of default. In March 2009, the Company sent the Bloomfield Joint Venture a formal notice of default related to its Mezzanine Loan, triggered by the default under the Senior Land Loan. The Company fully paid its 20% payment guaranty of the Senior Land Loan, but the JV Partner’s 80% guaranty remained outstanding. The senior lender filed a foreclosure action and initiated legal proceedings against the JV Partner for its failure to pay its 80% payment guaranty. The Bloomfield Joint Venture also had claims from construction contractors totaling more than $27.0 million, which were preferential to the Mezzanine Loan.

United States Securities and Exchange Commission

Division of Corporation Finance

As disclosed in Footnote 9 of the Notes to the Consolidated Financial Statements included in the 2013 Form 10-K (see page F-35), the Company is involved in litigation with the JV Partner related to the various joint ventures in which the Company and the JV Partner co-invested, including the Bloomfield Joint Venture. The JV Partner initially filed a lawsuit against the Company in the fourth quarter of 2009, and the litigation has been ongoing since that time. The Company continues to believe the allegations in the lawsuit are without merit and that it has strong defenses to the JV Partner’s claims.

As initially disclosed in Footnote 2 in the Notes to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (see page F-26), during the fourth quarter of 2009, the Company determined that due to the status of the senior lender foreclosure action and other litigation related to the Project, as well as then-current market and economic conditions, management of the Bloomfield Joint Venture had not definitively or formally made a determination as to whether development of the Project would be resumed. Consequently, the Company determined that the fair value of the joint venture assets, consisting of land and development costs, was insufficient to repay the Company’s Mezzanine Loan. As a result, the Company recorded a reserve of $66.9 million related to the amount of the Mezzanine Loan accrued as of that date.

Both the Senior Land Loan and the Mezzanine Loan remain outstanding and are obligations of the Bloomfield Joint Venture. Neither instrument has been legally extinguished as of the current date. As a result, the Company does not believe the provisions of paragraph 2 of Accounting Standards Codification (“ASC”) 470-50-40 apply to this particular fact pattern.

The Company continues to disclose the status of its aggregate investment with the JV Partner. The most recent disclosure is in the Off-Balance Sheet Arrangements section of Management’s Discussion and Analysis included in the 2013 Form 10-K (see pages 73-74).

Form 10-K/A for the year ended December 31, 2013

Exhibit 99.1

2.

We note you provided Rule 3-09 financial statements for DDRM Properties LLC in your Form 10-K/A for the year ended December 31, 2012 filed on March 19, 2013; specifically, we noted that you provided audited financial statements for the year ended December 31, 2012 and unaudited financial statements for the years ended December 31, 2011 or 2010. We note you continue to provide Rule 3-09 financial statements for

United States Securities and Exchange Commission

Division of Corporation Finance

DDRM Properties LLC in your Form 10-K/A for the year ended December 31, 2013 filed on March 20, 2014; specifically, we noted that you provided audited financial statements for the year ended December 31, 2013 and unaudited financial statements for the years ended December 31, 2012 or 2011. Please tell us how you determined it was not necessary to continue to provide audited financial statements as of and for the year ended December 31, 2012. Please refer to Rule 3-09 of Regulation S-X.

Response:

In the 2013 Form 10-K, the consolidated statements of operations for the three years then ended were recast in accordance with ASC 205-20, Discontinued Operations, to reflect the impact of property sales that had occurred through December 31, 2013. In applying Rule 3-09 of Regulation S-X, the Company performed the significant subsidiary test for the three years ended December 31, 2013, and recast the denominator for income from continuing operations as reported in the 2013 Form 10-K for the three years ended December 31, 2013. As a result, DDRM Properties LLC no longer qualified as a significant subsidiary for the year ended December 31, 2012 based upon the revised income from continuing operations. Accordingly, the financial statements for DDRM Properties LLC for the years ended December 31, 2012 and 2011 that were included in Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed on March 20, 2014, were not presented as audited even though the financial statements were unchanged from the prior-year presentation.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453.

Very truly yours,

/s/ David J. Oakes

David J. Oakes
President & Chief Financial Officer

cc:  Christa A. Vesy, Executive Vice President

  & Chief Accounting Officer